Profit and Loss
Little Likes Kids, LLC
January 1 through July 31 2022

Accrual Basis

ACCOUNTS	Jan 01, 2022 to Jul 31, 2022
Income	
Revenue	$191,548.77
Discounts	($150.30)
Refund	$7.77
Total Income	$191,406.24
Cost of Goods Sold	
Cost of Goods Sold	$51,473.20
Inventory Storage & Inbound Fees	$7,154.10
Total Cost of Goods Sold	$58,627.30
Gross Profit	$132,778.94
Operating Expenses	
Advertising	$13,706.93
Expenses	$68,031.18
Postage & Delivery	$4,159.19
Professional Fees	$13,688.69
SG&A	$4,297.40
Total Operating Expenses	$103,883.39
Net Profit	$28,895.55

Balance Sheet
Little Likes Kids, LLC
As of July 31, 2022

Accrual Basis

ACCOUNTS	31-Jul-22
Assets	
Cash and Bank	
Total Cash and Bank	$21,920.92
Other Current Assets	
Misc.	($35.00)
Accounts Receivable	$157,891.63
Inventory	$150,782.14
Total Other Current Assets	$308,638.77
Long-term Assets	
Total Long-term Assets	$0.00
Total Assets	**$330,559.69**
Liabilities	
Current Liabilities	
Accounts Payable	$825.42
Credit Cards	$120,583.84
Total Current Liabilities	$121,409.26
Long-term Liabilities	
M&T Bank (Line of Credit)	$50,000.00
Martha's Vineyard Savings Bank LOAN	$22,214.68
SBA COVID EIDL LOAN	$28,700.00
Total Long-term Liabilities	$100,914.68
Total Liabilities	**$222,323.94**
Equity	
Total Other Equity	($49,910.76)
Retained Earnings	
Total Retained Earnings	$158,146.51
Total Equity	**$108,235.75**

Little Likes Kids, LLC
Statement of Cash Flows
January - July, 2022

		Total
OPERATING ACTIVITIES		
Net Income		29,037.85
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$	126,389.78
Net cash provided by operating activities	-$	97,351.93
FINANCING ACTIVITIES		
First-Citizens Bank & Trust Co. LOAN		-5,674.29
M&T Bank (Line of Credit)		50,000.00
Martha's Vineyard Savings Bank LOAN		-2,166.36
Owner Investment / Drawings		59,242.25
Owner's Equity		16.22
Net cash provided by financing activities	$	101,417.82
Net cash increase for period	$	4,065.89
Cash at beginning of period		17,855.03
Cash at end of period	$	21,920.92